Exhibit 99.9

APPROVED BY

Minutes No. [•]

of Extraordinary General Meeting of Participants

[•], 2019

CHARTER

of YANDEX

Limited Liability Company

(new edition No. 12)

Moscow

[•]

TABLE OF CONTENTS

1.	General Provisions	3
2.	Purpose and scope of activity	3
3.	Legal status of the Company	5
4.	Charter Capital	6
5.	Rights and obligations of the Participants	7
6.	Transfer of a Share or part of a Share from a Participant to the other Participant and to third parties	8
7.	Pledge	9
8.	Withdrawal of a Participant from the Company	9
9.	Expulsion of a Participant from the Company	9
10.	Contributions to the assets of the Company	10
11.	Register of Participants	10
12.	General Meeting	11
13.	The procedure for convening and holding the General Meeting	13
14.	Executive	17
15.	List of Candidates for the position of the Interim General Director	17
16.	Procedure for the Election of the Executive	19
17.	Authority of the General Director	22
18.	Authority of the Interim General Director	24
19.	Accounting for financial and economic activities	25
20.	The procedure for storage of documents and provision of documents for review to Participants and other persons	26
21.	Distribution of Profit	26
22.	Liquidation and reorganization	27
23.	Definitions	27
Appendix 1 Procedures to Adopt Resolutions at General Meeting		31
Appendix 2 Requirements for Candidates		35
Appendix 3 Consent to hold the position of the Interim General Director if elected		37
Appendix 4 Questionnaire		38
Appendix 5 Additional Grounds for Terminating Authority of the General Director		40

1. General Provisions

1.1	All capitalized terms that are used in this Charter are defined in Article 23 of the Charter.

1.2	This edition No. 12 of the Charter of YANDEX Limited Liability Company (the “Company”), was approved by the decision of the extraordinary General Meeting (Minutes No. [•] of [•], 2019).

1.3	The Company is a commercial corporate organization created and existing in the form of a limited liability company.

The Company carries out its activities on the basis of the Charter and Applicable Law, and is also guided in its activities by decisions of the management bodies of the Company adopted in accordance with their competence in the prescribed manner.

1.4	Company name:

	1.4.1	Full Company name in Russian: Общество с ограниченной ответственностью “ЯНДЕКС”;

	1.4.2	The abbreviated Company name in Russian: ООО “ЯНДЕКС”;

	1.4.3	Full Company name in English: YANDEX Limited Liability Company;

	1.4.4	The abbreviated Company name in English: YANDEX LLC.

1.5	The Company’s registered address is at 16 ul. Lva Tolstogo, Moscow, 119021, Russia. The Company’s Executive is located at the address.

1.6	The Company has a Branch in the City of St. Petersburg, Russia, with registered address at: 2 Piskaryovsky prospekt, building 2, letter Shch, St. Petersburg, 195027, Russia.

The Branch operates based on the “Regulations on the Branch of Yandex LLC in St. Petersburg”.

1.7	The term of the Company’s existence is not limited.

1.8	The Company consists of Participant 1 and Participant 2. If the composition of the Participants changes, the Participants must adopt a new version of the Charter.

2. Purpose and scope of activity

2.1	The Company is established for the purpose of deriving profits from its activities not contradicting Applicable Law.

2.2	The Company has the right to pursue any types of activities not prohibited by Applicable Law or the Charter.

2.3	The scope of the Company’s activities includes, without limitation, the following main activities:

	2.3.1	research and development and innovative efforts, including scientific research and development in the field of technical, natural and social sciences, and humanities; technical testing, research, and certification;

2.3.2

provision of services for online search, indexing, systematization and processing of information, hosting, sending/receipt of electronic messages (e-mail), and other Internet services, including with the use of the Company’s information resources on the Internet;

2.3.3	data processing, creation and use of databases and information resources;

2.3.4	publication of third-party commercial information in the Company’s information resources on the Internet;

2.3.5	advertising, including production and distribution of advertising products and running advertising campaigns;

2.3.6	software development, distribution, sale, and consulting in this field;

2.3.7	consulting on computer hardware, as well as other operations related to the use of computer technology and information resources;

2.3.8	operations in the field of telecommunications;

2.3.9	market and statistical research for its own use and for third parties, market and opinion surveys;

2.3.10

marketing, consulting, and information activities, including marketing services, independent advice, attestations, and examinations; consulting on a wide range of technical, marketing, financial, legal, business, and management matters; provision of information services to partners and clients;

2.3.11	preparation and publication of reference, scientific, training, and other materials;

2.3.12	development of modern technical facilities, software, and professional staff;

2.3.13	various intermediary operations;

2.3.14	products’ and goods’ warehousing and storage arrangements;

2.3.15	research and development, design and experimental, and innovative works and surveys for the improvement of products, goods, and services;

2.3.16	organization of leisure time for the public, including business, educational, and sports tourism, package travel services, including organization and operation of catering facilities;

2.3.17	production, duplication, distribution, and sale of high-quality cinema, video, audio, and photo products;

2.3.18	conducting/organization of entertainment events, amusements, exhibitions, selling exhibitions, auctions, trade fairs, competitions, workshops, conferences, seminars, festivals, and performances;

	2.3.19	foreign trade operations in accordance with the Applicable Laws;

	2.3.20	investment of own or borrowed funds in joint projects with foreign legal entities and individuals, joint investments in the Russian Federation and abroad;

	2.3.21	other operations consistent with the Applicable Laws.

2.4

The right of the Company to pursue activities for which it is necessary to obtain a special permit (license), to become a member of a self-regulatory organization or to obtain a certificate from a self-regulatory organization confirming that the Company is allowed to perform certain types of work, arises from the moment of receipt of such permission (license) or on the date specified in it or from the moment the Company becomes a member of a self-regulatory organization or from the moment a self-regulatory organization issues a certificate confirming that the Company is allowed to fulfill certain types of work and terminates upon the termination of permission (license), membership in a self-regulatory organization or certificate issued by a self-regulatory organization allowing the Company to fulfil certain types of work.

3. Legal status of the Company

3.1	The Company’s legal capacity commences upon recording of information on its establishment in the USRLE and ceases upon recording of information on its termination in the USRLE.

3.2

The Company has its separate balance sheet and owns separate assets reflected in its separate balance sheet. The Company’s liability for its obligations is limited to the value of such assets. The Company may, while acting in its own name, acquire and exercise property and personal non-property rights, incur liabilities, act as plaintiff and defendant in court.

3.3

The Company has a round seal containing its full company name in Russian and the name in English. The Company has stamps and letterheads bearing its name and/or trademark, its own logo and other means of visual identification.

3.4	The Company has the right, in accordance with the procedure established by Applicable Law, to open bank accounts in the Russian Federation and abroad.

3.5

The Company’s liability for its obligations is limited to the value of all its assets. The Company is not liable for the obligations of Participants. Participants are not liable for the obligations of the Company and bear the risk of losses that may be incurred in the course of the Company’s activities to the extent of the value of the Shares owned by them. Participants which have not fully paid for their Shares are jointly and severally liable for the obligations of the Company to the extent of the value of the unpaid portion of their Shares.

3.6

If the Company becomes insolvent (bankrupt) through the fault of its Participants or through the fault of other persons who have the right to issue binding instructions to the Company or who are otherwise capable of directing its actions, such Participants or such other persons may be held vicariously liable for the Company’s obligations in case the value of the Company’s assets does not suffice to cover the debt.

3.7

The Russian Federation, the constituent entities of the Russian Federation and municipal entities shall not be liable for the obligations of the Company, nor shall the Company be liable for the obligations of the Russian Federation, the constituent entities of the Russian Federation and municipal entities.

3.8	The Company may voluntarily unite with other persons into unions, associations and other alliances that are non-commercial organizations, on conditions that are not inconsistent with Applicable Law.

3.9

The Company may pursue joint activities with other legal entities without establishing a separate legal entity for this purpose by combining its assets with those of the other legal entities for the purpose of achieving common economic and other goals.

3.10	The Company has the right to establish branches and representative offices, as well as to have subsidiaries, on the territory of the Russian Federation and abroad.

3.11

The establishment of branches and subsidiaries, as well as representative offices, on the territory of the Russian Federation, is subject to Applicable Law, and outside the territory of the Russian Federation, it is subject to the laws of the foreign state where such branches, subsidiaries or representative offices are established, unless otherwise provided by the international treaties signed by the Russian Federation.

3.12	Information on the branches and representative offices of the Company shall be recorded in the USRLE in accordance with Applicable Law.

3.13

Branches and representative offices operate on the basis of regulations approved by the Company. Branches and representative offices receive their assets from the Company. The heads of branches and representative offices are appointed by the Company and act on the basis of a power of attorney issued by the Company. Branches and representative offices carry out their activities in the interests and on behalf of the Company. The Company is responsible for the activities of its branches and representative offices.

3.14	The work shall be performed and the services provided at prices, rates, and on the terms and conditions set by the Company at its own discretion.

3.15	The Company’s activities shall not be limited to those set forth in the Charter.

3.16

The Company is responsible for the safety of documents (managerial, financial, business, personnel, etc.); ensures the transfer of documents of scientific and historical significance to the state archival institutions for storage in accordance with Applicable Law; keeps and uses its personnel documents in accordance with the established procedure.

4. Charter Capital

4.1

The Charter Capital is 16,605,000 (Sixteen Million Six Hundred and Five Thousand) Russian rubles and is composed of the nominal values of the Shares. At the time of approval of the Charter, one hundred per cent. (100%) of the Charter Capital was paid in cash.

4.2	Each Participant has the number of votes proportional to its Share, unless otherwise provided by Applicable Law or the Charter.

4.3	The relations of the Participants with the Company and among themselves, as well as other issues arising from the Participant’s right to a Share are regulated by Applicable Law and the Charter.

4.4	The Charter Capital may be increased only after all Shares have been paid up in full.

4.5	The Charter Capital may be increased at the expense of the Company’s assets and (or) through additional contributions from the Participants.

4.6	It is prohibited to increase the Charter Capital through contributions to the Company from third parties.

4.7

In case the Charter Capital is increased through additional contributions, such contributions may be made in cash or with other property, including securities, other things and property rights that can have a monetary value (“Non-Monetary Contributions”). Monetary value of Non-Monetary Contributions shall be approved by unanimous decision of the General Meeting and may not exceed the monetary value of Non-Monetary Contributions as determined by an independent appraiser.

4.8

The Company has the right, and in cases provided for by Applicable Law, is obliged to reduce its Charter Capital. The Charter Capital may be reduced through reduction of the nominal value of the Shares of all Participants and (or) through cancellation of the Shares owned by the Company. The Company may not reduce its Charter Capital if, as a result of the reduction, it would fall below ten thousand (10,000) Russian rubles.

5. Rights and obligations of the Participants

5.1	A Participant is obliged:

	5.1.1	to pay up the Share in the manner, in the amount and within the time stipulated by Applicable Law;

	5.1.2	not to disclose confidential information about the activities of the Company;

5.1.3

to inform the Company in a timely manner about changes of its name, registered address and about the Shares held by it. If a Participant fails to provide such information, the Company shall not be liable for any losses resulting therefrom;

	5.1.4	to fulfill the additional obligations imposed on all Participants by a unanimous decision of the General Meeting;

5.1.5

to fulfill other additional obligations assigned to the particular Participant pursuant to a decision of the General Meeting adopted by a majority of at least two-thirds of the total number of votes, provided that the Participant to whom such duties were assigned voted for that decision or provided its consent in writing;

	5.1.6	to perform other duties provided for by the Law on LLCs.

5.2	A Participant has the right:

	5.2.1	to participate in the management of the affairs of the Company, including such participation through attendance of General Meetings either in person or through a representative;

5.2.2

to challenge in court a decision made by the General Meeting in violation of Applicable Law and the Charter, provided the Participant did not attend the General Meeting or voted thereat against the decision in question;

	5.2.3	to be provided with information on the Company’s activities and to review the Company’s accounting and other documents in the manner prescribed by the Charter;

	5.2.4	to participate in the distribution of the Company’s profits;

	5.2.5	to elect and be elected to the management and supervisory bodies of the Company;

	5.2.6	to review Minutes of the General Meeting and make extracts from them;

	5.2.7	to receive, in the event of the Company’s liquidation, a part of the assets remaining after settlement of creditors’ claim, or monetary value of such part of the assets;

	5.2.8	to appeal against decisions of the Company’s management bodies that entail civil law consequences in the cases and in the manner provided for by Applicable Law;

	5.2.9	to make proposals on including issues on the agenda of the General Meeting in accordance with Applicable Law and the provisions of the Charter;

	5.2.10	to exercise other rights vested in Participants by the Law on LLCs.

5.3	Additional obligations may be cancelled by unanimous decision of all Participants made at the General Meeting.

5.4	Additional rights may be granted to one or more Participants by unanimous decision of the General Meeting adopted by all Participants.

5.5	Termination or limitation of additional rights granted to all Participants is made by unanimous decision of the General Meeting adopted by all Participants.

5.6

Termination or limitation of additional rights granted to a particular Participant is made by decision of the General Meeting adopted by a majority of at least two-thirds of the total number of votes of the Participants, provided that the Participant which enjoyed such additional rights voted in favor of such a decision or gave its written consent.

5.7

A Participant which has been granted additional rights may waive such additional rights by written notice to the Company. Upon receipt by the Company of the said notice, the Participant’s additional rights will terminate.

5.8

The Participants have the right to enter into a participants’ agreement under which they undertake to exercise their rights in a certain way and (or) refrain from exercising such rights, including voting in a certain way at the General Meeting, agreeing with the other Participant how it will vote, selling its Share or a part thereof at a price determined in accordance that agreement and (or) upon occurrence of certain events, or refraining from selling its Share or a part thereof until occurrence of certain events, or coordinating other actions related to the management of the Company or its establishment, activities, re-organization or liquidation. Such agreement shall be executed in writing in the form of one document signed by the parties.

6. Transfer of a Share or part of a Share from a Participant to the other Participant and to third parties

6.1	A Participant has the right to transfer its Share or part of its Share to another Participant.

6.2	Selling or otherwise disposing of a Share or part of a Share to third parties is prohibited.

6.3	Transfer of Shares to the legal successors of a Participant which is a legal entity is prohibited.

6.4

Transfer of a Share in the event of the liquidation of one of the Participants to its founders (participants) which have property rights to its property or contractual rights in relation to that Participant is allowed only with the consent of the remaining Participant.

6.5

If a Share or part of a Share is sold from a public auction, the rights and obligations of the Participant in connection with such Share or part of the Share shall pass to the acquirer only with the consent of the remaining Participant.

6.6

If the consent of the remaining Participant to the transfer of the Share or part of the Share is required in accordance with the Charter and is not obtained, the Company shall be obliged, at the request of the Participant (the acquirer), to purchase such Share or part of the Share in accordance with the Law on LLCs and pay to the Participant the actual value of its Share or part of its Share or to provide it with non-monetary assets of the same value within six (6) months from the day on which the relevant obligation to do so arose.

6.7	Except as otherwise provided by Applicable Law, a Share or a part of a Share shall be deemed transferred to its acquirer from the moment the information on the transfer is recorded in the USRLE.

7. Pledge

7.1	A Participant has the right to pledge its Share or a part thereof to another Participant.

7.2

Subject to the consent of the General Meeting, a Participant has the right to pledge its Share or a part thereof to a third party. A decision to grant the consent to pledging a Share or a part thereof is made by a majority vote of all Participants. The vote of the Participant who intends to pledge its Share or a part thereof is not taken into account when determining the voting result.

7.3	An agreement on the pledge of the Share or a part thereof must be notarized.

8. Withdrawal of a Participant from the Company

Withdrawal of a Participant from the Company by selling its Share to the Company is not allowed.

9. Expulsion of a Participant from the Company

9.1

A Participant whose Share in the aggregate is not less than ten per cent. (10%) of the Charter Capital is entitled to demand in court the expulsion of the other Participant from the Company, in case any actions of the other Participant or its failure to act have caused material damage to the Company or otherwise substantially hinder its activities and the achievement of the goals for which the Company was established, including any gross breach by the other Participant of its obligations provided for by Applicable Law or the Charter.

9.2	The Share of the expelled Participant shall pass to the Company.

9.3

The Company is obliged to pay the expelled Participant the actual value of its Share, which is determined according to the financial statements of the Company for the last complete reporting period preceding the entry into force of the court decision on expulsion of the Participant or, subject to the consent of the expelled Participant, to provide him with non-monetary assets of the same value.

10. Contributions to the assets of the Company

10.1	Participants shall be obliged, on the basis of decisions of the General Meeting, to make contributions to the Company’s assets.

10.2	The decision of the General Meeting on making contributions to the Company’s assets shall be made by a majority of at least two-thirds of the total number of the Participants’ votes.

10.3

The amounts of contributions made by the Participants to Company’s assets shall not be proportionate to the Participants’ Shares, namely: Participant 1 shall make a 100% contribution to the assets of the Company; Participant 2 shall be exempted from making a contribution to the assets of the Company, unless otherwise determined by a decision of the General Meeting, adopted in accordance with section 10.4 of the Charter.

10.4	By a decision of the General Meeting adopted unanimously the obligation to make contributions in proportion to their Shares may be imposed on both Participants.

10.5	Contributions to the assets of the Company shall be made in cash, unless otherwise provided by the decision of the General Meeting.

10.6	Contributions to the Company’s assets shall not alter the size or the nominal value of the Shares.

11. Register of Participants

11.1

The Company shall keep a register of Participants (the “Register of Participants”) recording therein information on each Participant, the size of its Share and payment for it, and information on the size of the shares in the Charter Capital owned by the Company, the dates on which such Shares passed to or were acquired by the Company.

11.2	The Company is obliged to ensure that the Register of Participants is maintained and kept in accordance with the requirements of Applicable Law.

11.3	The duty of keeping and maintaining the Register of Participants in accordance with the requirements of Applicable Law rests with the Corporate Secretary.

If the Company does not have a position of Corporate Secretary, the Executive shall act as the Corporate Secretary.

11.4

The Corporate Secretary shall ensure that the information about the Participants and about the Shares or parts of the Shares owned by them, about the Shares or parts of the Shares owned by the Company, corresponds to the information recorded in the USRLE and to the notarized transactions for the transfer of shares in the Charter Capital of the Company of which the Company became aware.

11.5

In the event of disputes regarding inconsistency of the information contained in the Register of Participants with the information recorded in the USRLE, the right to a Share or part of a Share shall be determined based on the information recorded in the USRLE.

12. General Meeting

12.1	The General Meeting is the supreme governing body of the Company. The General Meeting may be ordinary or extraordinary.

12.2	The competence of the General Meeting includes:

	12.2.1	defining the main areas of the Company’s activities and making a decision on participation in associations and other unions of commercial entities;

12.2.2

approving the Charter or amendments thereto or approving a new version of the Charter, making a decision that the Company will continue to operate on the basis of the model charter, or that the Company will not continue to operate on the basis of the model charter, changing the amount of the Charter Capital of the Company, changing the name of the Company or its registered address;

	12.2.3	approval of annual reports, annual balance sheets;

	12.2.4	making a decision on the distribution of the Company’s net profit among the Participants;

	12.2.5	approval (adoption) of documents regulating the internal activities of the Company (internal documents of the Company);

	12.2.6	making a decision on the offering by the Company of bonds and other securities;

	12.2.7	assignment of an audit, approval of the auditor and determination of the amount of payment for its services;

	12.2.8	making a decision on reorganization or liquidation of the Company;

	12.2.9	appointment of the liquidation commission and approval of liquidation balance sheets;

	12.2.10	establishment of branches and representative offices of the Company;

	12.2.11	approval of the monetary value of Non-Monetary Contributions to the Charter Capital made by the Participants;

	12.2.12	approval of contributions by the Participants to the assets of the Company and approval of the conditions for making such contributions;

12.2.13

making decisions on granting consent to major transactions (in accordance with Article 46 of the Law on LLCs) on the acquisition, disposal or possible direct or indirect alienation by the Company of its assets the price or book value of which is or exceeds twenty-five per cent. (25%) of the total book value of the Company’s assets according to the financial statements of the Company for the last reporting period;

	12.2.14	making a decision on the distribution of the share in the Charter Capital owned by the Company;

	12.2.15	making a decision on payment to creditors of the actual value of the Share or part of the Share of the Participant which assets are being foreclosed;

	12.2.16	election of the General Director and early termination of the authority of the General

Director (other than early termination in accordance with section 12.2.17 below);

12.2.17	termination of the authority of the General Director due to Additional Grounds;

12.2.18	approval of the form of the Contract, approval of compensation to be paid to the General Director and other terms of employment of the General Director;

12.2.19	making a decision on the transfer of authority of the General Director to a business entity or to an individual entrepreneur (manager), approval of the manager and the terms of the contract with him;

12.2.20	approval of the List of Candidates and amendment thereof in accordance with section 15.1 of the Charter;

12.2.21	amendment to the List of Candidates in accordance with section 15.7 of the Charter;

12.2.22	amendment to the List of Candidates in accordance with section 16.5.2 of the Charter

12.2.23	amendment to the List of Candidates in accordance with section 16.5.3 of the Charter;

12.2.24	election of Interim General Director;

12.2.25	early termination of the authority of the Interim General Director elected in the event of a Special Situation and election of the General Director;

12.2.26	termination of the authority of the Interim General Director and election of the General Director in the event when a Special Corporate Situation shall be deemed eliminated as set out in Appendix 5;

12.2.27	termination of the authority of the Interim General Director and election of the Interim General Director in the events, set forth in section 16.5.1 and 16.5.2 of the Charter;

12.2.28	termination of the authority of the Interim General Director and election of the Interim General Director in the events, set forth in section 16.5.3 of the Charter;

12.2.29	approval of the form and terms and conditions of the Contract with Interim General Director and making amendments thereto;

12.2.30	approval of transactions made by the Interim General Director within in accordance with section 18.4 of the Charter;

12.2.31

making decisions on direct or indirect (including by transfer of Control over the companies holding relevant assets) transfer or encumbrance of material IP, including, for these purposes, the results of intellectual activity referred to in paragraphs (1) (Works of science, literature, and art) which are literary works; (2) (Computer software programs); (3) (Data bases); (8) (Utility models); (9) (Industrial designs); and (12) (Know-how) of Article 1225 of the Civil Code (or similar IP, if regulated by any law other than Applicable Law), including licensing such IP, if such transfer would limit the Controlled Persons’ ability to use the same within the Russian Federation, in favour of: (a) Foreign Parties; or (b) any other legal entities not under Control of the Company, in each case save for direct or indirect (including by transfer of Control over the companies holding relevant assets) transfer or encumbrance carried out in the ordinary course of business;

12.2.32

making decisions on transactions and other actions (including any transfer of Control over the companies holding any such data) resulting in granting direct access to personal data and non-depersonalized big data of Russian users, to Foreign Parties, which are not Controlled Persons, except in accordance with the policies, indicated in section 12.2.33 of the Charter below;

12.2.33

adopting, modification, amendment, and cancellation of the Company and the Controlled Persons’ internal policies on protection of personal data and non-depersonalized big data of Russian users (including storage procedures, and sale of / granting direct access to such information to Foreign Parties which are not Controlled Persons);

12.2.34

making a decision regarding the Company’s entry into any agreements with foreign states or international intergovernmental organizations (and their bodies or agencies) which concern the territory of the Russian Federation;

	12.2.35	making decisions on other matters which are within the competence of the General Meeting in accordance with Applicable Law and the Charter.

12.3	The provisions of Article 45 of the Law on LLCs do not apply to the Company.

12.4	The procedure for decision-making by Participants is established by Applicable Law and the Charter (Appendix 1).

12.5

On behalf of Participant 1, the rights of Participant 1 at General Meetings are exercised by the CEO or another person acting on the basis of a power of attorney issued by Participant 1, unless otherwise specified by the Charter.

12.6	Resolution of issues referred by the Law on LLCs to the exclusive competence of the General Meeting cannot be delegated to the Executive.

13. The procedure for convening and holding the General Meeting

13.1

All Participants have the right to attend the General Meeting, take part in the discussion of agenda items and vote on resolutions put to vote in accordance with the voting procedure provided for by the Charter.

13.2	Participants are entitled to participate in the General Meeting either in person or through their representatives.

13.3	At the General Meeting, each Participant shall have the number of votes proportional to his Share, except as otherwise provided by Applicable Law and this Charter.

13.4

A regular General Meeting shall be held at least once a year and shall be convened by the Executive and held no earlier than two (2) months and no later than four (4) months after the end of each Financial Year. Such General Meeting approves the annual results of the Company and makes decisions on other matters stipulated by Applicable Law and this Charter.

13.5	An extraordinary General Meeting is convened by the Executive on his/her own initiative or at the request of the Company’s auditor and (or) Participant 1, unless otherwise established by the Charter.

13.6

In the event that the agenda of the General Meeting includes questions concerning the termination of authority of the General Director due to Additional Grounds and election or early termination of authority of the Interim General Director, such General Meeting may be convened at the request of any of the Participants. Such request shall be accompanied by the information on the Candidate, which is proposed by the Participant for election as the Interim General Director, a draft of the respective decision of the General Meeting and also documents specified in section 13.16 of the Charter.

13.7

The Executive shall, within five (5) days from the date of receipt of the request to hold the General Meeting, consider such request and make a decision to hold a General Meeting or to refuse to hold it. If during this period of time, a decision to hold a General Meeting is not made or a decision is made to refuse to hold it, the General Meeting may be convened by the persons who request its holding.

13.8

If a decision is made to hold a General Meeting, such General Meeting must be held within the terms established by the Charter but no later than forty-five (45) days from the date of receipt by the Company of the request for its holding.

13.9

A notification of the convocation and holding of a General Meeting (a “Notification”) shall be sent by the Executive or other persons, as provided for in sections 13.5 and 13.6 of the Charter, to each Participant by a courier or by an international express delivery service (such as UPS, DHL, FedEx or similar) at the addresses indicated in the Register of Participants, and by e-mail at the email addresses indicated in the Register of Participants.

13.10

Except for the case of sending Notification of a General Meeting, the agenda of which includes questions concerning the termination of authority of the General Director due to Additional Grounds and election of the Interim General Director or termination of his/her authority, the Notification, which was duly addressed, shall be deemed to have been received:

	13.10.1	if personally delivered, at the time of delivery as specified by the acceptance stamp by a representative of the receiving Participant;

	13.10.2	if sent by pre-paid urgent delivery by an international express delivery service (such as UPS, DHL, FedEx or similar), in three (3) business days after the date of posting to the relevant address;

	13.10.3	in case of receipt of a delivery report of a courier or a report of an international express delivery service (UPS, DHL, FedEx or similar) on the recipient’s refusal to accept the message.

13.11

Notification of a General Meeting, the agenda of which includes questions concerning the termination of authority of the General Director due to Additional Grounds and election of the Interim General Director or termination of his/her authority, shall be deemed to have been received on the day of dispatch when sent by e-mail.

13.12

If the agenda of the General Meeting includes issues required to be decided by a majority vote of the total votes of the Participants, such General Meeting should be held within ten (10) days from the date of receipt of the request for its holding by the Company.

The Executive or other persons referred to in section 13.5 of the Charter shall send Notification to each Participant no later than three (3) days before the date of such General Meeting in accordance with section 13.9 of the Charter.

13.13

If the agenda of the General Meeting includes issues required to be decided by a unanimous vote of all Participants, such General Meeting should be held within fifteen (15) days from the date of receipt of the request for its holding by the Company.

The Executive or other persons referred to in sections 13.5 and 13.6 of the Charter shall send Notification to each Participant no later than seven (7) days before the date of such General Meeting in accordance with section 13.9 of the Charter.

13.14

If the agenda of the General Meeting includes questions concerning the termination of authority of the General Director due to Additional Grounds and election of the Interim General Director or termination of his/her authority, termination of authority of the Interim General Director in the manner set forth in sections 16.5.1, 16.5.2 or 16.5.3, and also amendments to the List of Candidates in the manner set forth in sections 15.7, 16.5.2 or 16.5.3 such General Meeting should be held within seven (7) days from the date of receipt of the request for its holding by the Company.

The Executive or other persons referred to in section 13.6 of the Charter shall send Notification to each Participant no later than twenty-four (24) hours before the date of such General Meeting in accordance with section 13.9 of the Charter.

13.15

Information and materials are attached to the Notification of the General Meeting, they shall include without limitation draft decisions to be submitted to the Participants in the preparation of the General Meeting in accordance with Applicable Law.

13.16

The following shall be additionally attached to the Notification of the General Meeting, the agenda of which includes issues concerning the termination of the authority of the General Director due to Additional Grounds and election of the Interim General Director when such meeting is convened by Participant 2:

13.16.1

a notarized copy of the decision of Participant 2 on determining how to vote the Share of Participant 2 on the question on appointing Interim General Director in connection with a Special Corporate Situation or a Special Situation (as the case may be), containing the first, the last names and patronymic of the Candidate; and

13.16.2

The Candidate’s Consent and Questionnaire confirming that the Candidate meets the Requirements for Candidates as of the date of convocation of the General Meeting for making a decision to terminate the authority of the General Director due to Additional Grounds and to elect the Interim General Director.

13.17	The following shall be additionally attached to the Notification of the General Meeting, the agenda of which includes issues specified in sections 12.2.31 - 12.2.34 of the Charter:

	13.17.1	a notarized copy of the decision of Participant 1, adopted in accordance with the constituent documents of Participant 1 on issues specified in sections 12.2.31 - 12.2.34 of the Charter.

13.18	Each Participant shall have the right to propose to include additional issues to the agenda of the General Meeting no later than 2 (two) days before the corresponding General Meeting. Such additional issues shall be included in the agenda of the General Meeting, unless they are not reserved for the General Meeting or are inconsistent with the requirements of Applicable Law.

13.19

If any new issues are added to the initial agenda of the General Meeting at the proposal of one of the Participants, the person convening the General Meeting shall notify the other Participant of the changes made to the agenda no later than one (1) day prior to the General Meeting by e-mail using the e-mail address specified in the Register of Participants.

13.20

A General Meeting shall be deemed quorate if (i) it is attended by the Participants holding a majority of the total number of votes of the Participants, or (ii) if a special quorum is stipulated in accordance with the Applicable Law or the Charter, if attended by the Participants, whose votes comprise such special quorum.

13.21

A General Meeting shall be deemed quorate to make decisions on issues requiring a unanimous vote if it is attended by all the Participants who in aggregate hold a hundred per cent (100%) of the Shares.

13.22

In the absence of a quorum upon expiration of one hour from the time scheduled for the beginning of the General Meeting, the person who convened the General Meeting shall adjourn it to a date no later than five (5) days from the date on which the initial General Meeting was scheduled, with the same time of beginning of the General Meeting, the same agenda or the same quorum requirements.

13.23

Should the established procedure and deadlines for convening a General Meeting held in a form of joint attendance of the Participants be violated, such General Meeting shall be deemed quorate if attended by all Participants.

13.24

The General Meeting is opened by the Executive. The General Meeting convened at the request of an auditor or a Participant is opened by an auditor or one of the Participants at whose request this General Meeting was convened.

13.25

The person who opens the General Meeting shall conduct the election of the chairperson of the General Meeting from among the Participants (the “Chairperson of the Meeting”). When voting on the election of the Chairperson of the Meeting, each Participant has the number of votes proportional to its Share. A decision on this issue is made by majority of the total number of votes of the Participants. The Corporate Secretary shall act as the Secretary of the General Meeting (the “Secretary of the Meeting”). If the Company does not have a position of Corporate Secretary, the Executive shall act as the Secretary of the Meeting.

13.26

The decision of the General Meeting made in violation of the requirements of Applicable Law or the Charter and violating the rights and legitimate interests of a Participant, may be invalidated by the court at the request of the Participant who did not participate in the vote or voted against the decision in question. The decision of the meeting may be challenged in court within six (6) months from the day when the Participant whose rights were violated by the decision learned or should have learned about it, but no later than two (2) years from the day when the information on the decision made became available to the Participants.

13.27

If the General Meeting is held in the form of the joint attendance of the Participants, the decisions made by the General Meeting and the list of Participants present thereat shall be confirmed by the Minutes of the General Meeting signed by the Chairperson of the Meeting and the Secretary of the Meeting. In this case, no notarization of the decisions made by the General Meeting and the information on the Participants who participated in the voting on those decisions will be needed, except as otherwise required by Applicable Law.

13.28

The decision of the General Meeting may be made without holding an actual meeting (i.e. without the joint attendance of the Participants for discussion of agenda items and decision-making on the issues put to a vote) by absentee voting (by poll). Such voting may be carried out by exchange of documents by post, telegraph, teletype, telephone, electronic or other communication means which make it possible to authenticate and record the messages sent and received.

13.29	The Executive organizes the preparation of the Minutes of the General Meeting held in the form of the joint attendance of the Participants.

13.30

In the event that a decision of the General Meeting is made by absentee voting (by poll), the Executive shall arrange for the preparation of the Minutes of the General Meeting recording the decisions made by the General Meeting. Documents containing decisions of the General Meeting received by the Company in the manner prescribed by section 13.28 of the Charter must be attached to such Minutes of the General Meeting.

13.31	The decision of the General Meeting approving the annual reports and annual balance sheets cannot be made by absentee voting (by poll).

13.32	The General Meeting may make decisions only on the agenda items communicated to the Participants, unless all the Participants participate in this General Meeting.

14. Executive

14.1	The Executive shall manage the Company.

14.2	The Executive may be represented by the General Director or only in cases set forth by the Charter by the Interim General Director.

14.3	Individuals nominated for the position of the Executive must meet the Requirements for Candidates.

14.4

The Requirements for Candidates shall not apply to the person holding the position of the General Director as at the date of approval of this version of the Charter, or in case of any re-election of the person holding the position of the General Director at the time of election of the Interim General Director, due to termination of the powers and authority of which the General Director is elected.

15. List of Candidates for the position of the Interim General Director

15.1

Simultaneously with the approval of this version of the Charter, the General Meeting shall approve at least three (3) Candidates for the position of the Interim General Director by approving the List of Candidates. Such decision as well as any further decision on the amendment of the List of Candidates in connection with inclusion of any new Candidates therein shall be made by a majority vote of all Participants, other than approval of Candidates for the position of the Interim General Director in accordance with section 15.7 below.

15.2

Also, simultaneously with the approval of this version of the Charter, the General Meeting shall approve the form and conditions of the contract with the Interim General Director (the “Contract with the Interim General Director”). Such decision is made by the Participants unanimously. The form and terms and conditions of the Contract with the Interim General Director may be amended by unanimous decision of the Participants.

15.3

Each Participant is entitled to nominate persons for inclusion into the List of Candidates and request calling a General Meeting to approve amendments to the List of Candidates. Any persons so nominated must meet the Requirements for Candidates. The Participant’s request to call a General Meeting on the approval of amendments to the List of Candidates must be accompanied by Consents and Questionnaires signed by each person nominated to be approved as the Candidate, and also by a notarized copy of the corporate decision of a respective Participant on the nomination of a person to the List of Candidates.

15.4

A Candidate who does not fully meet the Requirements for Candidates may be included in the List of Candidates by a decision of the General Meeting upon consent of Participant 1. Such consent is considered to be granted if Participant 1 has voted in favor of such matter at the General Meeting or has provided a written consent.

However, Participant 1 may at any time demand the exclusion of the Candidate that does not meet the Requirements for Candidates from the List of Candidates in the manner set out in section 15.6.2 of the Charter, notwithstanding any earlier consent to inclusion of such Candidate in the List of Candidates.

15.5	Candidates for the position of the Interim General Director may be included in the List of Candidates an unlimited number of times.

15.6	A Candidate shall be excluded from the List of Candidates as follows:

15.6.1

if such Candidate withdraws the Consent or notifies the Company that he/she no longer satisfies the Requirements for Candidates, such Candidate shall be excluded from the List of Candidates on the date when the Company is notified of the Consent withdrawal or of the failure to satisfy the Requirements for Candidates; or

15.6.2

if such Candidate ceases to meet the Requirements for Candidates, but does not notify the Company thereof, Participant 1 is entitled to exclude such Candidate from the List of Candidates by written demand to the Company to this effect, provided that Participant 1 has notified Participant 2 of the intention to exercise such right (“Expulsion Notice”) not later than twenty (20) calendar days prior to such written demand to the Company. The relevant Candidate shall be considered to have been excluded from the List of Candidates upon receipt by the Company of the written demand from Participant 1 to that effect.

15.7	Participant 2 shall have the right to convene a General Meeting for the purpose of amending the List of Candidates and propose a candidate for inclusion into the List of Candidates, if:

15.7.1

(i) exercise by Participant 1 of its right to exclude a Candidate from the List of Candidates in accordance with section 15.6.2 leads to the absence of any Candidates in the List of Candidates; and (ii) within fifteen (15) calendar days from the Expulsion Notice, at least one (1) Candidate is not included in the List of Candidates in accordance with the procedure set forth by section 15.1 of the Charter; or

15.7.2

the List of Candidates does not contain any Candidate included therein in accordance with the procedure set out in section 15.1 of the Charter during more than fifteen (15) calendar days due to circumstances not related to execution by Participant 1 of its right to exclude a Candidate from the List of Candidates in accordance with section 15.6.2 of the Charter.

15.8

To make a decision on amending the List of Candidates in accordance with section 15.7 of the Charter, a General Meeting is deemed quorate, if it is attended by Participant 2, and Participant 2 has one hundred per cent (100%) of the votes. Votes of Participant 1 shall not be taken into account when voting on this question.

16. Procedure for the Election of the Executive

16.1	Procedures for the election of the General Director and for termination of the authority of the General Director:

	16.1.1	The General Director is elected for indefinite term. The General Meeting may terminate the authority of the General Director at any time.

16.1.2

A decision on the election of the General Director and a decision on terminating the authority of the General Director due to grounds not being the Additional Grounds, shall be made by a majority of the total number of the Participants’ votes.

16.1.3

Along with the decision on election of the General Director, the General Meeting shall approve the Contract, including the amount of the salary and other remuneration payable to the General Director. Such decision is made by a majority of the total number of the Participants’ votes.

16.1.4

The Contract is signed on behalf of the Company by the person who chaired the General Meeting at which the General Director was elected or the terms of the Contract were approved, or by a person authorized to do so by the decision of the General Meeting.

16.2	Procedure for terminating the authority of the General Director due to Additional Grounds:

16.2.1

Additional Grounds for terminating the authority of the General Director and for deciding to elect the Interim General Director shall be occurrence of Special Corporate Situation or occurrence of Special Situation.

16.2.2

Solely after the occurrence of a Special Corporate Situation (as this moment is determined in Part 1 of Appendix 5 to the Charter) or of a Special Situation (as this moment is determined in Part 2 of Appendix 5 to the Charter) each Participant may convene the General Meeting for the purpose of making a decision on terminating of the authority of the General Director elected pursuant to section 16.1.2 of the Charter. For the avoidance of doubt, a Participant cannot convene the General Meeting for the purpose of making a decision on terminating of the authority of the General Director elected pursuant to section 16.1.2 of the Charter due to Additional Grounds prior to the moment when each of the conditions for occurrence of a Special Corporate Situation or a Special Situation as described in Parts 1 and 2 of Appendix 5 to the Charter accordingly, have been met.

16.2.3

Along with the resolution terminating the authority of the General Director due to Additional Grounds, the General Meeting shall resolve to elect an Interim General Director. Such General Meeting shall be convened in the manner described in sections 13.14 and 13.16 of the Charter.

16.2.4

In order to make a resolution terminating the authority of the General Director due to Additional Grounds and to make a resolution electing the Interim General Director due to occurrence of Special Corporate Situation or due to occurrence of Special Situation, the General Meeting shall be deemed quorate if attended by Participant 2.

16.2.5

Participant 2 has 100% of the votes required to make a resolution terminating the authority of the General Director due to Additional Grounds and to make a resolution electing the Interim General Director due to occurrence of Special Corporate Situation or due to occurrence of Special Situation. Votes of Participant 1 shall not be taken into account when voting on these questions.

16.3	Procedure for election of the Interim General Director due to the occurrence of a Special Corporate Situation and terminating his/her authority:

16.3.1

Should a Special Corporate Situation occurs, the Interim General Director shall be elected from the List of Candidates for a term until the General Meeting makes a decision on terminating of the authority of the Interim General Director. The General Meeting may terminate the authority of the Interim General Director at any time. The Contract with the Interim General Director shall be executed in the form approved in accordance with sections 12.2.29 and 15.2 of the Charter. The Contract with the Interim General Director shall be signed on behalf of the Company by the person who chaired the General Meeting at which the Interim General Director was elected, or by another person authorized by a resolution of the General Meeting.

16.3.2

Any Participant shall have the right to convene a General Meeting for the purpose of termination of the authority of the Interim General Director elected due to the occurrence of a Special Corporate Situation. Such General Meeting shall be convened in the manner described in sections 13.14 and 13.16 of the Charter.

16.3.3

Along with the termination of the authority of the Interim General Director elected due to the occurrence of a Special Corporate Situation, the General Meeting shall resolve to elect a General Director. Such resolution shall be made by a majority of the total number of the Participants’ votes.

16.4	Procedure for election of the Interim General Director due to occurrence of a Special Situation and termination of his/her authority:

16.4.1

Should a Special Situation occurs, the Interim General Director shall be elected from the List of Candidates for a period of fifteen (15) calendar days. The Contract with the Interim General Director shall be executed in the form approved in accordance with section 15.2 of the Charter. The Contract with the Interim General Director shall be signed on behalf of the Company by the person who chaired the General Meeting at which the Interim General Director was elected, or by another person authorized by a resolution of the General Meeting.

16.4.2

Any Participant shall have the right to convene a General Meeting for the purpose of early termination of the authority of the Interim General Director, elected due to the occurrence of a Special Situation. Such General Meeting shall be convened in the manner described in sections 13.14 and 13.15 of the Charter.

	16.4.3	Any Participant shall have the right to convene a General Meeting for the purpose of electing the General Director due to the expiry of the term of authority of the Interim

General Director, elected due to the occurrence of a Special Situation. Such General Meeting shall be convened in the manner described in sections 13.14 and 13.15 of the Charter.

16.4.4

Along with termination of the authority of the Interim General Director elected due to the occurrence of a Special Situation, the General Meeting shall resolve to elect a General Director. Such resolution shall be made by a majority of the total number of the Participants’ votes.

16.5

Procedure for termination of the Interim General Director in connection to the revocation of the Consent or his/her incompliance with the Requirements for Candidates and election of another Candidate to the position of the Interim General Director:

16.5.1

If at any moment the person appointed as the Interim General Director revokes the Consent or becomes incompliant with the Requirements for Candidates and as of the moment of such revocation or incompliance, there are other Candidates in the List of Candidates other than such Interim General Director, Participant 1 is entitled to convene an extraordinary General Meeting for early termination of the authority of the Interim General Director and election of a new Candidate from the List of Candidates to the position of the Interim General Director.

16.5.2

If at any moment the person appointed as the Interim General Director revokes the Consent or becomes incompliant with the Requirements for Candidates and as of the moment of such revocation or incompliance, there are no other Candidates in the List of Candidates other than such Interim General Director, Participant 1 is entitled to send to Participant 2 a notification on incompliance of the Interim General Director with the Requirements for Candidates or absence of the Consent (“Incompliance Notice”), and within fifteen (15) calendar days convene an extraordinary General Meeting on issues of: (i) amendment of the List of Candidates and inclusion to the List of Candidates of a new person, compliant with the Requirements for Candidates, (ii) termination of authority of the Interim General Director; and (iii) election of a new Candidate, proposed by Participant 1 to the position of the Interim General Director.

16.5.3

If upon expiry of fifteen (15) calendar days from the Incompliance Notice at least one (1) Candidate is not included in the List of Candidates, Participant 2 is entitled to convene an extraordinary General Meeting on the issues of: (i) amendment of the List of Candidates and inclusion to the List of Candidates of a new person, compliant with the Requirements for Candidates, (ii) termination of authority of the Interim General Director; and (iii) election of a new person, proposed by Participant 2 to the position of the Interim General Director.

16.5.4

To make a decision on the issues set forth in section 16.5.3 of the Charter, a General Meeting is deemed quorate, if it is attended by Participant 2, and Participant 2 has one hundred per cent (100%) of the votes. Votes of Participant 1 shall not be taken into account when voting on this question.

16.5.5

At that for the avoidance of doubt, the authorities of the Interim General Director are terminated, and such Interim General Director is excluded from the List of Candidates on the date of adoption of the decision by the General Meeting, convened in accordance with the procedure set forth in sections 16.5.1, 16.5.2 or 16.5.3. Such extraordinary General Meetings shall be convened in the manner described in sections 13.14 and 13.16.

16.5.6

Notarized copy of the corporate decision of a respective Participant on the nomination of a person to the List of Candidates and election of a new Candidate to the position of the Interim General Director shall be additionally attached to the Notification of the General Meeting, the agenda of which includes issues concerning the termination of authority of the Interim General Director in the manner set forth in sections 16.5.1, 16.5.2 or 16.5.3, and also amendments to the List of Candidates in the manner set forth in sections 16.5.2 or 16.5.3

16.6

In a situation where termination of the authority of the Interim General Director and election of a new Candidate to the position of the Interim General Director in the manner described in section 16.5 above, occurred within the term of authority of the Interim General Director, appointed in accordance with the occurrence of a Special Situation, such election of a new Candidate to the position of the Interim General Director does not suspend the duration of the authority of the initially elected Interim General Director and could not serve grounds for extension of such term.

17. Authority of the General Director

17.1

The General Director shall comply in his/her activities with the requirements of Applicable Law and shall be guided by the Charter and decisions of the General Meeting, and also by the provisions of the Contract.

17.2	The General Director shall act in the best interests of the Company in good faith and reasonably.

17.3

The General Director is responsible for the management of the day-to-day activities of the Company and makes decisions on all issues that are not referred by this Charter and Applicable Law to the exclusive competence of the General Meeting.

17.4	The General Director:

17.4.1

acts without a power of attorney on behalf of the Company, inter alia, represents its interests and makes transactions subject to prior approval thereof by the General Meeting as provided for by the Charter;

	17.4.2	prepares materials, projects and proposals on issues submitted for resolution to the General Meeting;

	17.4.3	submits the annual report and balance sheet of the Company to the General Meeting for approval;

	17.4.4	ensures the implementation of decisions of the General Meeting;

	17.4.5	performs the operational management of the Company;

	17.4.6	has the right to sign financial documents;

17.4.7

determines duties and obligations of the employees of the Company and the employees of the Company’s branches and representative offices, rewards employees and imposes disciplinary sanctions, issues orders and instructions including but not limited to orders on employment and appointment, transfer and dismissal with respect to the Company’s employees and the employees of the Company’s branches and representative offices and subsidiaries of the Company, and adopts decisions on all other matters related to the management of the employees of the Company and the Company’s branches and representative offices;

17.4.8

approves the rules, procedures and other internal documents of the Company, with the exception of documents the approval of which is referred by this Charter to the exclusive competence of the General Meeting;

	17.4.9	determines the organizational structure of the Company;

	17.4.10	manages the property of the Company within the limits established by the General Meeting, this Charter and Applicable Law;

	17.4.11	opens and closes the Company’s bank accounts;

	17.4.12	arranges the accounting and reporting activities of the Company;

	17.4.13	submits the annual report and balance sheet of the Company to the General Meeting for approval;

	17.4.14	issues orders and gives instructions binding on all employees of the Company.

17.5

The General Director shall have the following authority only subject to prior approval (consent) of the General Meeting by a majority of the total number of the Participants’ votes, unless otherwise is decided by the General Meeting:

	17.5.1	enters into any agreements or any other transactions of the Company with governmental authorities or with any entity wholly or partially owned or Controlled by the state;

	17.5.2	enters into the following transactions of the Company;

	1)	single transactions or several Related Transactions for the amount exceeding three million (3,000,000) rubles; or

	2)	single transactions, if in aggregate their amount exceeds thirty million (30,000,000) rubles during one (1) calendar month;

17.5.3

enters into transactions, related to the provision by the Company of any loans, save for provision by the Company of any loans to its subsidiaries and Controlled Persons, if the aggregate value of such transactions with each subsidiary or Controlled Person does not exceed three million (3,000,000) rubles during one (1) calendar month;

	17.5.4	enters into any transactions related to any borrowings by the Company;

	17.5.5	enters into any transactions related to provision of any guarantees or indemnities or the provision of any security by the Company;

	17.5.6	approves the staff schedule of the Company;

17.5.7

enters into or amends or terminates any agreements with a Related Party, regardless of whether or not such agreement with the Related Party is considered to be an interested party transaction in accordance with Article 45 of the Law on LLCs.

18. Authority of the Interim General Director

18.1

In his/her activities, the Interim General Director is obliged to comply with the requirements of Applicable Law, be guided by the provisions of the Charter, decisions of the General Meeting, and with the terms of the Contract with the Interim General Director.

18.2	The Interim General Director shall act in the best interests of the Company in good faith and reasonably.

18.3	The Interim General Director:

18.3.1

acts without a power of attorney on behalf of the Company, inter alia, represents its interests and makes transactions subject to prior approval thereof by the General Meeting as provided for by the Charter;

	18.3.2	prepares materials, projects and proposals on issues submitted for resolution to the General Meeting;

	18.3.3	submits the annual report and balance sheet of the Company to the General Meeting for approval;

	18.3.4	ensures the implementation of decisions of the General Meeting.

18.3.5

issues and revokes powers of attorney for court representation on behalf of the Company to legal counsel ranked at the relevant date of the power of attorney issuance in Band 1 or Band 2 of Chambers and Partners Global ranking on “Dispute Resolution: Russia”, or in Tier 1 or Tier 2 of Legal500 Russia ranking on “Dispute Resolution: Litigation”;

	18.3.6	enters into legal services (legal aid) agreements with legal counsel described in section 18.3.5 above, for the amount not exceeding ten million (10,000,000) rubles or equivalent in other currency;

18.3.7

imposes penalties on the employees of the Company, adopts decisions on the temporary suspension of the employees of the Company within the meaning of Article 76 of the Labor Code and on all other matters related to the employee management of the employees of the Company and the Company’s branches and representative offices.

18.4	The Interim General Director shall have the following authority only subject to prior approval (consent) of the General Meeting by a majority of the total number of the Participants’ votes:

18.4.1

determines duties and obligations of the employees of the Company and Company’s branches and representative offices, issues orders and instructions including but not limited to orders on employment and appointment with respect to the Company’s employees and the employees of the Company’s branches and representative offices and subsidiaries of the Company

18.4.2

issues and revokes powers of attorney granting the right to represent the Company, including powers of attorney providing for the power of substitution other than any powers of attorney mentioned in section 18.3.5 of the Charter;

	18.4.3	enters into any agreements or any other transactions of the Company with governmental authorities or with any entity wholly or partially owned or Controlled by the state;

	18.4.4	without prejudice to provisions of section 18.3.6 of the Charter above, enters into the following transactions of the Company;

	1)	single transactions or several Related Transactions for the amount exceeding three million (3,000,000) rubles; or

	2)	single transactions, if in aggregate their amount exceeds thirty million (30,000,000) rubles during one (1) calendar month;

18.4.5

enters into transactions, related to the provision by the Company of any loans, save for provision by the Company of any loans to its subsidiaries and Controlled Persons, if the aggregate value of such transactions with each subsidiary and Controlled Person does not exceed three million (3,000,000) rubles during one (1) calendar month;

	18.4.6	enters into any transactions related to any borrowings by the Company;

	18.4.7	enters into any transactions related to provision of any guarantees or indemnities or the provision of any security by the Company;

18.4.8

enters into or amends or terminates any agreements with a Related Party, regardless of whether or not such agreement with the Related Party is considered to be an interested party transaction in accordance with Article 45 of the Law on LLCs;

18.4.9

approves staff schedule of the Company and Company’s branches and representative offices, adopts decisions on dismissal of the employees of the Company and the Company’s branches and representative offices, subsidiaries of the Company;

18.4.10

represents the Company as a participant (shareholder) in the subsidiaries of the Company on the matters falling within the competence of the general meeting/sole participant (shareholder) of such subsidiaries;

	18.4.11	opens and closes the Company’s bank accounts;

	18.4.12	disposes the funds on the Company’s bank accounts having the right of joint signature on all payment documents always together with the Financial Director.

18.5

All documents to be signed by the Interim General Director in order to exercise the authority specified in subsections 18.4.3 — 18.4.8 of section 18.4 of the Charter, must also be co-signed by the Financial Director.

19. Accounting for financial and economic activities

19.1

In order to verify and confirm the correctness of annual reports and balance sheets, the Company may engage, pursuant to the decision of the General Meeting, a professional auditor (audit firm) not connected via property interests with the Company, with the Executive, with the persons included on the List of Candidates, or with the Participants.

19.2	An audit may also be carried out at the request of any Participant. In the case of such an audit, payment for the services of the external auditor is made by the Participant who requested the audit.

19.3	The engagement of an external auditor to verify and confirm the correctness of the annual reports and balance sheets of the Company is mandatory in cases provided for by Applicable Law.

19.4

The external auditor checks the annual reports and balance sheets of the Company before their submission to the General Meeting for approval. The General Meeting does not have the right to approve annual reports and balance sheets of the Company if the same were not approved by the external auditor in cases provided for by Applicable Law.

20. The procedure for storage of documents and provision of documents for review to Participants and other persons

20.1	The Company is obliged to keep the following documents:

	20.1.1	The Charter and any amendments made to the Charter and registered in accordance with the established procedure;

	20.1.2	the minutes of the meeting of the founders of the Company, containing a decision to establish the Company as well as other decisions related to the establishment of the Company;

	20.1.3	a document confirming the state registration of the Company;

	20.1.4	documents confirming the Company’s rights to property reflected on its balance sheet;

	20.1.5	internal documents of the Company;

	20.1.6	List of Candidates;

	20.1.7	regulations on branches and representative offices of the Company;

	20.1.8	documents related to the issue of debentures and other securities of the Company;

	20.1.9	Minutes of the General Meetings;

	20.1.10	reports of the external auditor, the state and municipal financial control bodies;

	20.1.11	other documents provided for by Applicable Law, internal documents of the Company, decisions of the Company.

	20.1.12	The Company shall keep the documents listed in section 20.1 at its registered address.

20.2

At the request of a Participant, an auditor or any other person concerned, the Company is obliged to provide them, within ten (10) business days with the opportunity to review the Charter, including the amendments made thereto. The Company is obliged at the request of the Participant to provide him with a copy of the current Charter. The fee charged by the Company for providing copies may not exceed the cost of their production.

21. Distribution of Profit

	21.1	The decision on the distribution of profits is made by the General Meeting.

	21.2	The Company has the right to make a decision to distribute its net profit among the Participants on a quarterly, semi-annual or annual basis.

	21.3	Upon a unanimous decision of the General Meeting, net profit earmarked for distribution among the Participants may be distributed disproportionately to the sizes of their Shares.

	21.4	The Company is not authorized to make a decision on the distribution of profits to the Participants and to pay any distribution declared in circumstances specified under Applicable Law.

22. Liquidation and reorganization

22.1	The Company may be voluntarily reorganized in the manner stipulated by Applicable Law.

22.2	The reorganization of the Company is carried out in the manner determined by Applicable Law.

22.3	The Company may be liquidated voluntarily by decision of the General Meeting adopted unanimously by all Participants, or by decision of the court on the grounds provided for by Applicable Law.

22.4

The liquidation of the Company entails the termination of its activities without transfer of its rights and obligations by way of succession to other persons. The liquidation of the Company is carried out in the manner prescribed by Applicable Law, taking into account the provisions of the Charter.

22.5

When reorganizing or terminating the activities of the Company, all documents (managerial, financial, economic, personnel, etc.) are transferred in accordance with the established rules to the successor company.

22.6	The liquidation of the Company shall be deemed completed, and the Company shall cease to exist upon recording the information on its liquidation in the USRLE.

22.7

The Charter is set forth in the English and Russian languages, with both versions intended to be identical in meaning and of equal legal force; in the event of discrepancy the Russian text shall prevail.

23. Definitions

23.1	Questionnaire means Candidate’s questionnaire confirming that the Candidate meets the Requirements for Candidates in a form set forth in Appendix 4 to the Charter.

23.2

Related Transactions means a series of transactions, having one business goal when being entered into and meeting, among other, such criteria as: (i) including the common business purpose of the sold (provided for temporary possession or use) property; (ii) consolidation of all of the sold (provided for temporary possession or use) property under the transaction by one person; and (iii) short time period between entering into several transactions.

23.3	Interim General Director means the executive body of the Company, elected in accordance with the procedure, set forth in sections 16.3 and 16.4 of the Charter.

23.4	General Director means the executive body of the Company, elected in accordance with the procedure, set forth in section 16.1 of the Charter, including a commercial legal entity or and individual entrepreneur (manager), to whom authorities of the Executive are transferred.

23.5	Civil Code means the Civil Code of the Russian Federation.

23.6

Applicable Law means the Civil Code, the Law on LLCs and all other applicable laws, decrees, rulings, ordinances, decisions, prescriptions, orders, regulations, rules and directives of the Russian Federation.

23.7	Contract means the employment contract with the General Director.

23.8	Contract with the Interim General Director has the meaning specified in section 15.2 of the Charter.

23.9	Share means the Participant’s share in the Charter Capital.

23.10	Additional Grounds means additional grounds for terminating authority of the General Director specified in section 16.2.1 and listed in Appendix 5 of the Charter.

23.11	USRLE means the Unified State Register of Legal Entities.

23.12	Law on LLCs means the Federal Law No. 14-FZ “On Limited Liability Companies” dated February 8, 1998, as subsequently amended.

23.13

Foreign Parties means any legal entities, created in accordance with the legislation of foreign states and (or) any Russian legal entities, in each case not Controlled by natural persons with Russian citizenship, or a Russian legal entity (if such Russian legal entity does not have any beneficial owner).

23.14	Executive shall mean the sole executive body of the Company.

23.15	Candidate means a person included into the List of Candidates.

23.16	Financial Director means the Company’s employee holding the position of the financial director of the Company under the staffing schedule.

23.17	Public Policy Committee means the Public Policy Committee under the Board of Directors of the Participant 1 made up in accordance with the constituent and internal documents of Participant 1.

23.18	Nominating Committee shall mean Nominating Committee under the Board of Directors of Participant 1 board made up in accordance with the constituent and internal documents of Participant 1.

23.19	Controlled Persons shall mean any entities Controlled by Participant 1.

23.20

Control means with respect to any entity: (a) the existence of direct or indirect powers to determine or ensure the determination of management decisions of such entity (based on ownership of securities or partner rights, or other property rights, on the basis of an agreement or on any other basis); (b) the ability to directly or indirectly control more than fifty per cent. (50%) of the votes at any general meetings (or equivalent bodies) of such entity; or (c) the ability to appoint more than fifty per cent. (50%) of the members of the board of directors (or the closest equivalent to such a governing body) of such entity; and the words “Controlling”, “Controlled” and “under Control” shall be construed in accordance with this definition.

23.21	Corporate agreement means a corporate agreement entered into by Participant 1 and Participant on [•] 20 .

23.22	Corporate Secretary means the Company’s employee to be appointed by the Executive.

23.23	Non-Monetary Contributions has the meaning specified in section 4.7 of the Charter.

23.24	Company has the meaning specified in section 1.2 of the Charter.

23.25	General Meeting means a general meeting of the Participants.

23.26

Binding Nomination shall mean a nomination by Participant 2 of a candidate to serve as Designated Director on the Board of Directors of Participant 1 made in accordance with the organizational documents of Participant 1.

23.27	Special Corporate Situation means any of the exhaustive list of situations listed in Part 1 of Appendix 5 to the Charter.

23.28	Special Situation means a situation specified in Part 2 of Appendix 5 to the Charter.

23.29	Chairperson of the Meeting has the meaning specified in section 13.25 of the Charter.

23.30

Minutes of the General Meetings mean the minutes of a General Meeting held in the form of the joint physical presence and minutes containing the resolutions of a General Meeting made by absentee voting (by poll).

23.31

Related Party means the General Director, the Interim General Director, his spouse, parents, spouse’s parents, children, half- and full brothers and sisters, adoptive parents and adopted children, any other relatives on any side, persons residing at his/her home and (or) persons Controlled by him/her.

23.32	Secretary of the Meeting has meaning specified in section 13.25 of the Charter.

23.33	CEO means the Chief Executive Officer of the Participant 1 in the meaning of the constituent documents of the Participant 1.

23.34	Board of Directors of Participant 1 means board of directors of Participant 1 acting on the basis of constituent and internal documents of Participant 1.

23.35	Consent means consent of the Candidate to hold the position of the Interim General Director if elected, in a form set forth in Appendix 3 to the Charter.

23.36	Designated Director shall mean a member of the Board of Directors of Participant 1 defined as Designated Director in the organizational documents of Participant 1.

23.37	List of Candidates means a list of individuals who are Candidates for the position of the Interim General Director and included in such list.

23.38	Register of Participants has the meaning specified in section 11.1 of the Charter.

23.39	Requirements for Candidates means the list of relevant requirements to the Candidate that are set forth in Appendix 2 to the Charter.

23.40	Labor Code means Labor Code of the Russian Federation.

23.41	Notification has the meaning specified in section 13.9 of the Charter.

23.42	Expulsion Notice has the meaning specified in section 15.6.2 of the Charter.

23.43	Charter means this Charter.

23.44	Charter Capital means the charter capital of the Company.

23.45	Participant means any person holding a Share in the Charter Capital.

23.46

Participant 1 means Yandex N.V. holding 99,999% (ninety nine and 999/1000 per cent) Share with a nominal value of 16,604,833.95 (sixteen million six hundred and four thousand eight hundred thirty-three and 95/100) Rubles in the Charter Capital.

23.47

Participant 2 means International Foundation Public Interest Foundation, registration No. [•], holding 0,001% (1/1000 per cent) Share with a nominal value of 166.05 (one hundred sixty six and 5/100) Rubles in the Charter Capital.

23.48	Financial Year means a calendar year from January 1 to December 31 inclusive.

Appendix 1
Procedures to Adopt Resolutions at General Meeting

Decisions of the General Meeting shall be adopted by a simple majority vote, except as otherwise required by Applicable Law or the Charter. Below are the voting thresholds applicable to decisions of the General Meeting.

Charter Section	Matter

A. Decisions requiring unanimity:

4.7 12.2.11	Approval of the monetary value of Non-Monetary Сontributions to the Charter Capital made by the Participants

5.1.4	Imposition of additional obligations on all Participants

5.3	Termination of additional obligations

5.4	Granting additional rights to a Participant (Participants)

5.5	Termination or limitation of additional rights granted to all Participants

10.4	Decision to oblige the Participants to make contributions to the Company’s assets other than in accordance with the procedures sets forth in Section 10.3 of the Charter

12.2.2

Approving the Charter or amendments thereto or approving a new version of the Charter, making a decision that the Company will continue to operate on the basis of the model charter, or that the Company will not continue to operate on the basis of the model charter, changing the amount of the Charter Capital of the Company, changing the name of the Company or its registered address

12.2.8	Decision on reorganization or liquidation of the Company

12.2.14	Decision on allocation of the share in the Charter Capital owned by the Company

12.2.15	Decision on payment to creditors of the actual value of the Share or any part of the Share of a Participant whose assets are being foreclosed

12.2.25	Early termination of the authority of the Interim General Director, other than in case set out in section 12.2.26 of the Charter

12.2.29 15.2	Approval of the form and terms and conditions of the Contract with Interim General Director and making amendments thereto

21.3	Decision on distribution of profit among the Participants disproportionately to the sizes of their Shares

Charter Section	Matter

B. Decisions to be adopted by at least two-thirds of the total number of the Participants’ votes

5.1.5	Assignment of additional obligations to particular Participant

5.6	Termination or limitation of additional rights granted to a particular Participant

10.2	Decision on making contributions to the Company’s assets

12.2.10	Establishment of branches and representative offices of the Company

C. Decisions to be adopted by a majority of the total number of the Participants’ votes

12.2.1	Defining the main areas of the Company’s activities and making decisions on participation in associations and other unions of commercial entities

12.2.3	Approval of the annual reports, annual balance sheets

12.2.4	Decision on distribution of the Company’s net profits among the Participants

12.2.5	Approval (adoption) of documents regulating the internal activities of the Company (internal documents of the Company);

12.2.6	Decision on the offering by the Company of bonds and other securities

12.2.7	Assignment of an audit, approval of the auditor and determination of the amount of payment for its services

12.2.9	Appointment of the liquidation commission and approval of liquidation balance sheets;

12.2.13

Decisions on granting consent to major transactions (in accordance with Article 46 of the Law on LLCs) on the acquisition, disposal or possible direct or indirect alienation by the Company of its assets the price or book value of which is or exceeds twenty-five per cent. (25%) of the total book value of the Company’s assets according to the financial statements of the Company for the last reporting period

12.2.16	Election of the General Director and early termination of the authority of the General Director (other than termination in accordance with section 12.2.17)

12.2.18	Approval of the form of the Contract, approval of compensation to be paid to the General Director and other terms of employment of the General Director

12.2.20 15.1	Approval of the List of Candidates and amendment thereof in accordance with section 15.1 of the Charter

12.2.22	Amendment to the List of Candidates in accordance with section 16.5.2 of the Charter

Charter Section	Matter

12.2.26	Termination of the authority of the Interim General Director and election of the General Director in case when a Special Corporate Situation is deemed eliminated

12.2.27 16.5.1 16.5.2	Termination of the authority of the Interim General Director in the events, set forth in section 16.5.1 and 16.5.2 of the Charter

12.2.30	Approval of transactions made by the Interim General Director in accordance with section 18.4 of the Charter

12.2.31

Decisions on direct or indirect (including by transfer of Control over the companies holding relevant assets) transfer or encumbrance of material IP, including, for these purposes, the results of intellectual activity referred to in paragraphs (1) (Works of science, literature, and art), which are literary works; (2) (Computer software programs); (3) (Data bases); (8) (Utility models); (9) (Industrial designs); and (12) (Know-how) of Article 1225 of the Civil Code (or similar IP, if regulated by any law other than Applicable Law), including licensing such IP, if such transfer would limit the Controlled Persons’ ability to use the same within the Russian Federation, in favour of: (a) Foreign Parties; or (b) any other legal entities not under Control of the Company, in each case save for direct or indirect (including by transfer of Control over the companies holding relevant assets) transfer or encumbrance carried out in the ordinary course of business

12.2.32

Decisions on transactions and other actions (including any transfer of Control over the companies holding any such data) resulting in granting direct access to personal data and non-depersonalized big data of Russian users, to Foreign Parties which are not Controlled Persons, except in accordance with the policies, indicated in section 12.2.33

12.2.33

Adopting, modification, amendment, and cancellation of the Company and the Controlled Persons’ internal policies on protection of personal data and non-depersonalized big data of Russian users (including storage procedures, and sale of / granting direct access to such information to Foreign Parties which are not Controlled Persons)

12.2.34

Decision regarding the Company’s entry into any agreements with foreign states or international intergovernmental organizations (and their bodies or agencies) which concern the territory of the Russian Federation

13.25	Election of the Chairperson of the Meeting

D. Decision to be adopted by votes of Participant 2

12.2.17	Termination of the authority of the General Director due to Additional Grounds

12.2.24	Election of Interim General Director

15.7	Amendment of the List of Candidates in the events, set forth in section 15.7 of the

Charter Section	Matter

12.2.21	Charter

12.2.23 16.5.3	Amendment of the List of Candidates in the events, set forth in section 16.5.3 of the Charter

12.2.28	Termination of the authority of the Interim General Director and election of the Interim General Director in the events, set forth in section 16.5.3 of the Charter

Appendix 2

Requirements for Candidates

1.	Not an employee of a state corporation or a company controlled by the state.

2.

Not currently and within the preceding two (2) full calendar years a political appointee or member of governing bodies of a political party, a government official or a member or employee of any state apparatus, a member of parliament, or a political office-holder

3.	No criminal record.

4.

Not subject to disqualification under the Code of Administrative Offenses of the Russian Federation; not subject to any administrative penalty for any offense listed in chapter 15 of the Code of Administrative Offenses of the Russian Federation.

5.	Not a person with whom the Company is restricted from having dealings by virtue of laws applicable to the Company and persons who directly or indirectly own 50% or more Share.

6.	No commercial conflict of interest with the Company within the preceding two (2) full calendar years, whereas:

(a)	Commercial conflict of interest of a person is defined as any commercial relationship between any Competing Business with the Company and:

	(i)	such person:

	(ii)	his/her close relatives (including his/her spouse, parents, spouse’s parents, children, siblings) or any person sharing the person’s household;

	(iii)	legal entities that are, directly or indirectly, Controlled Persons of such persons or his/her close relatives;

	(iv)	entities in which the candidate or his/her close relatives have a shareholding of more than one per cent. (1%) of a listed company or three per cent. (3%) of a non-public company.

(b)	Commercial relations include the following direct or indirect relationships with a Competing Business:

	(i)	employment, including in the past;

	(ii)	directorship, including in the past;

	(iii)	consultancy arrangement;

	(iv)	shareholding (more than one per cent. (1%) of a listed company or three per cent. (3%) of a non-public company).

(c)

Competing Business is a business that operates in any area/line of activity (save for areas / lines of academic science, education and not-for-profit medicine), which represents above one per cent. (1%) of the gross revenue of the Yandex Group based on the consolidated financial statements prepared under generally accepted accounting principles in the US (US GAAP) for the six-month period ending on the last balance sheet date, as determined in accordance with US GAAP.

7.	Have at least 5 (five) years of experience in a managing position.

Appendix 3

Consent to hold the position of the Interim General Director if elected

To: Yandex Limited Liability Company (the “Company”)

1.              I, [•], hereby consent to hold the position of the Interim General Director of the Company if elected.

2.              This Consent is issued for an indefinite period and I may withdraw it by notifying the Company at the following email address:                .

[•] / [•]
Date :

Appendix 4
Questionnaire

I, [•], hereby certify that, as of the date of this Questionnaire and, where specifically indicated below, within such respective term prior to the date of this Certification, I comply fully with the following criteria (together the “Requirements for Candidates”) and in particular, that I:

1.	am not currently an employee of a state corporation or companies controlled by the state;

2.

am not currently and within the preceding two (2) full calendar years have not been a political appointee or member of governing bodies of a political party, a government official or a member or employee of any state apparatus, a member of parliament, or a political office-holder;

3.	have no criminal record;

4.

am not subject to disqualification under the Code of Administrative Offenses of the Russian Federation; am not subject to any administrative penalty for any offense listed in chapter 15 of the Code of Administrative Offenses of the Russian Federation;

5.

after making reasonable inquiries on the below matters, I confirm that I am not a person with whom the Company is restricted from having dealings by virtue of laws applicable to the Company and persons who directly or indirectly own fifty per cent. (50%) or more in the Company’s charter capital;

6.

after making reasonable inquiries on the below matters, I confirm that I do not have currently and have not had within the preceding two (2) full calendar years any commercial conflict of interest, whereas:

6.1.

commercial conflict of interest is defined as any commercial relationship between any business that operates in any area/line of activity (save for areas / lines of academic science, education and not-for-profit medicine), which represents above one per cent. (1%) of the gross revenue of the Yandex Group based on the consolidated financial statements prepared under generally accepted accounting principles in the US (US GAAP) for the six-month period ending on the last balance sheet date, as determined in accordance with US GAAP, and:

	(i)	myself:

	(ii)	my close relatives (including my spouse, parents, spouse’s parents, children, siblings) or any persons sharing my household;

	(iii)	by companies directly or indirectly controlled by me or my close relatives;

	(iv)	entities in which I or my close relatives have a shareholding of more than one per cent. (1%) of a listed company or three per cent. (3%) of a non-public company; and

	6.2.	Commercial relationships include the following direct or indirect relationships with a Competing Business:

	(v)	employment, including in the past;

	(vi)	directorship, including in the past;

	(vii)	consultancy arrangement;

	(viii)	shareholding (one per cent. (1%) of a listed company or three per cent. (3%) of a non-public company); and

7.	I have at least 5 (five) years of experience in a managing position.

I certify that the foregoing statements made by me are true. The copies of the documents confirming the above statements are attached. I agree that I shall be liable if any of the above statements are untrue.

Appendix 5
Additional Grounds for Terminating Authority of the General Director

No.	Description

Part 1. Special Corporate Situation

1.	(a)	Trigger for the Special Corporate Situation: the Public Policy Committee is not formed; and

	(b)	Special Corporate Situation is deemed to have occurred if all of the below conditions have been met:

(i)

on a regular meeting of the Board of Directors of Participant 1, but in any event not later than four (4) months after the trigger for the Special Corporate Situation referred to in section 1(a) has occurred, the Board of Directors of Participant 1 has failed to adopt a decision to form the Public Policy Committee;

(ii)

Participant 2 has notified the Company and Participant 1 of the trigger for the Special Corporate Situation referred to in section 1 (a) and specified the trigger for the Special Corporate Situation (provided that the Public Policy Committee still has not been formed as of the date of such notification); and

(iii)

the Board of Directors of Participant 1 has failed to adopt a decision to form the Public Policy Committee at the next regular meeting of the Board of Directors of Participant 1, which is held after the receipt by Participant 1 of the notification referred to in section 1(b)(ii) above from Participant 2, but in any event not later than four (4) months after the receipt by Participant 1 of the notification referred to in section 1(b) (ii) above from Participant 2; and

(iv)

Participant 2 has taken a decision on the occurrence of a Special Corporate Situation in accordance with the procedure set forth by the charter of Participant 2, and has notified Participant 1 and the Company thereof, provided such notice is accompanied by a notarized copy of such decision of Participant 2.

(c)

A Special Corporate Situation with the trigger in this section 1 shall be deemed eliminated on the date, when (i) the Board of Directors of Participant 1 adopted a decision to form the Public Policy Committee; or (ii) Participant 1 and Participant 2 agreed that this Special Corporate Situation is eliminated.

2.	(a)	Trigger for the Special Corporate Situation: the Board of Directors of Participant 1 has made a decision to dismiss the Public Policy Committee; and

	(b)	Special Corporate Situation is deemed to have occurred if all of the below conditions have been met:

(i)

Participant 2 has notified the Company and Participant 1 of the trigger for the Special Corporate Situation referred to in section 2(a) and specified the trigger for the Special Corporate Situation (provided that as of the date of such notification the Public Policy Committee still has not been formed yet); and

(ii)

the decision to form the Public Policy Committee is not made at next ordinary meeting of the Board of Directors of Participant 1, which is held after the receipt by Participant 1 of the notification referred to in section 2(b)(i) above from

No.	Description

Participant 2, but in any event not later than four (4) months after the receipt by Participant 1 of the notification from Participant 2, described in section 2(b)(i) above; and

(iii)

Participant 2 has taken a decision on the occurrence of a Special Corporate Situation in accordance with the procedure, set forth by the charter of Participant 2 and has notified Participant 1 and the Company thereof, provided such notice is accompanied by a notarized copy of such decision of Participant 2.

(c)

A Special Corporate Situation with the trigger in this section 2 shall be deemed eliminated on the date, when: (i) the Board of Directors of Participant 1 has adopted a decision to form the Public Policy Committee; or (ii) Participant 1 and Participant 2 agreed that this Special Corporate Situation is eliminated.

3.	(a)	Trigger for the Special Corporate Situation: the Board of Directors of Participant 1 has failed to adopt a decision to include any one Designated Director in the Nominating Committee; and

	(b)	Special Corporate Situation is deemed to have occurred if all of the below conditions have been met:

(i)

Participant 2 has notified the Company and Participant 1 of the trigger for the Special Corporate Situation referred to in section 3(a) and specified the trigger for the Special Corporate Situation (provided that as of the date of such notification no Designated Director has been appointed to the Nominating Committee); and

(ii)

the decision to appoint a Designated Director in the Nominating Committee has not been adopted at the next ordinary meeting of the Board of Directors of Participant 1, which is held after the receipt by Participant 1 of the notification referred to in section 3(b)(i) above from Participant 2, but in any event not later than four (4) months after the receipt by the Participant 1 of the notification described in section 3(b)(i) above; and

(iii)

Participant 2 has taken a decision on the occurrence of a Special Corporate Situation in accordance with the procedure, set forth by the charter of Participant 2 and has notified Participant 1 and the Company thereof, provided such notice is accompanied by a notarized copy of such decision of Participant 2.

(c)

A Special Corporate Situation with the trigger in this section 3 shall be deemed eliminated, on the date, when: (i) the Board of Directors of Participant 1 has adopted a decision to include a Designated Director in the Nominating Committee; or (ii) Participant 1 and Participant 2 agreed that this Special Corporate Situation is eliminated.

4.	(a)	Trigger for the Special Corporate Situation: the general shareholders meeting of Participant 1 has rejected the Binding Nomination of Participant 2 with respect to any of the Designated Directors; and

	(b)	Special Corporate Situation is deemed to have occurred if all of the below conditions have been met:

(i)

Participant 2 has notified the Company and Participant 1 of the trigger for the Special Corporate Situation referred to in section 4(a) and specified the trigger for the Special Corporate Situation (provided that as of the date of such notification the general shareholders meeting of Participant 1 has not approved the Binding Nomination of the Participant 2 with respect to any of the Designated Directors);

No.	Description

and

(ii)

Participant 2 has adopted a decision in accordance with its charter to make a Binding Nomination of a candidate to the position of a Designated Director and has notified Participant 1 thereof in accordance with the procedure set forth by the constituent and internal documents of Participant 1; and

(iii)

the Binding Nomination of Participant 2 with respect to Designated Director described in section 4(b)(ii) has not been approved by the general shareholders meeting of Participant 1 within sixty (60) days of the receipt by Participant 1 of the notification of Participant 2 referred to in section 4(b)(i); and

(iv)

Participant 2 has taken a decision on the occurrence of a Special Corporate Situation in accordance with the procedure, set forth by the charter of Participant 2 and has notified Participant 1 and the Company thereof, provided such notice is accompanied by a notarized copy of such decision of Participant 2.

(c)

A Special Corporate Situation with the trigger in this section 4 shall be deemed eliminated, on the date, when (i) the Binding Nomination of the Participant 2 with respect to the candidate to the position of Designated Director, has been approved by the general shareholders meeting of Participant 1; or (ii) Participant 1 and Participant 2 agreed that this Special Corporate Situation is eliminated.

5.	(a)

Trigger for the Special Corporate Situation: the general shareholders meeting of Participant 1 has taken a decision to terminate the authorities of any of the Designated Directors (other than in case when such decision is made upon Participant 2’s consent); and

	(b)	Special Corporate Situation is deemed to have occurred if all of the below conditions have been met:

(i)

Participant 2 has notified the Company and Participant 1 of the trigger for the Special Corporate Situation referred to in section 5(a) and specified the trigger for the Special Corporate Situation (provided that as of the date of such notification the general shareholders meeting of Participant 1 has not approved the Binding Nomination with respect to a respective Designated Director); and

(ii)

Participant 2 has adopted a decision in accordance with its charter to make a Binding Nomination in respect of a candidate to the position of the Designated Director and has notified Participant 1 thereof in accordance with the procedure set forth by the constituent and internal documents of Participant 1; and

(iii)

the Binding Nomination of the Participant 2 in respect of the candidate to the position of the Designated Director, described in section 5(b)(ii) by Participant 2 has not been approved by the general shareholders meeting of Participant 1 within sixty (60) days of the receipt by Participant 1 of the notification referred to in section 5 (b) (ii) above; and

(iv)

Participant 2 has taken a decision on the occurrence of a Special Corporate Situation in accordance with the procedure, set forth by the charter of Participant 2 and has notified Participant 1 and the Company thereof, provided such notice is accompanied by a notarized copy of such decision of Participant 2.

(c)

A Special Corporate Situation with the trigger in this section 5 shall be deemed eliminated, on the date, when: (i) the Binding Nomination of the Participant 2 with respect to the candidate to the position of the Designated Director has been approved by the general

No.	Description

shareholders meeting of Participant 1; or (ii) Participant 1 and Participant 2 agreed that this Special Corporate Situation is eliminated.

6.	(a)

Trigger for the Special Corporate Situation: The general shareholders meeting of Participant 1 has taken a decision on appointment of a candidate who is not compliant with the recommendation of the Nominating Committee (the “Noncompliant Candidate”) to the position of a Class I director (as defined in the internal documents of Participant 1) (for the avoidance of doubt, a situation where such position of a Class I director remains vacant after holding of the general shareholders meeting described above); and

	(b)	Special Corporate Situation is deemed to have occurred if all of the below conditions are met:

(i)

Participant 2 has notified the Company and Participant 1 of the trigger for the Special Corporate Situation referred to in section 6(a), not later than ninety (90) days prior to the date of the regular (annual) general shareholders meeting of Participant 1 and specified the trigger for the Special Corporate Situation; and

		(ii)	the next regular general shareholders meeting of Participant 1 after receipt of the notification of Participant 2, referred to in section 6 (b)(i), has not taken a decision:

• on appointment of a candidate, who is compliant with the recommendation of the Nominating Committee (the “Compliant Candidate”) to the position of a Class II director; or

•  on termination of appointment of the Noncompliant Candidate as a Class I director as a and as a result the position of the Class I director remained vacant or a Compliant Candidate was appointed to the position held by a Noncompliant Candidate; and

(iii)

Participant 2 has taken a decision on the occurrence of a Special Corporate Situation in accordance with the procedure, set forth by the charter of Participant 2 and has notified Participant 1 and the Company thereof, provided such notice is accompanied by a notarized copy of such decision of Participant 2.

For the purposes of sections 6(b)(ii), the next regular general shareholders meeting of Participant 1 after the receipt by the Participant 1 of the notification of the Participant 2 described in section 6(b)(i) above is:

•  to the extent the regular general shareholders meeting of Participant 1 falls to any date upon expiry of the ninety (90) days following the receipt by Participant 1 of the notification from Participant 2 described in section 6(b)(i) above — the earliest annual shareholders meeting of Participant 1; and

•  to the extent the regular general shareholders meeting of Participant 1 falls to any date within the ninety (90) days’ period following the receipt by Participant 1 of the notification of the Participant 2 described in section 6(b)(ii) above, - the annual general shareholders meeting taking place in the following calendar year.

	(c)	A Special Corporate Situation with the trigger in this section 6 shall be deemed eliminated on the date, when:

		(i)	the general shareholders meeting of Participant 1 has taken a decision:

• on appointment of a Compliant Candidate to the position of a Class II

No.	Description

director; or

•  on termination of appointment of the Noncompliant Candidate as a Class I director as a and as a result the position of the Class I director remained vacant or a Compliant Candidate was appointed to the position held by a Noncompliant Candidate; or

		(ii)	Participant 1 and Participant 2 agreed that this Special Corporate Situation is eliminated.

7.	(a)

Trigger for Special Corporate Situation: the Company acts without the consent of a General Meeting on the issues set forth in sections 12.2.31- 12.2.34 of the Charter, or Participant 1 votes on those issues not in accordance with the earlier adopted decision of the Public Policy Committee or in the absence of a decision of the Public Policy Committee to approve the relevant action (transaction) by the Company; and

	(b)	Special Corporate Situation is deemed to have occurred if all of the below conditions have been met:

(i)

Participant 2 has notified the Company and Participant 1 of the trigger for the Special Corporate Situation referred to in section 7(a) and specified the circumstances that resulted in the failure to comply with the restrictions imposed by sections 12.2.31- 12.2.34 of the Charter and the actions that need to be taken to eliminate the trigger for the Special Corporate Situation, which must be either of the following actions:

(x) obtaining a decision of the Public Policy Committee on approval of such action (transaction) in accordance with the constituent and internal documents of Participant 1, or

(y) with respect to restrictions imposed by sections 12.2.31, 12.2.32 and 12.2.34 of the Charter:

• cancellation by the Company of the action (transaction); or

•  challenging by the Company of the relevant action (transaction) and filing a claim to a competent court (arbitration tribunal) to invalidate the transaction or to apply the consequences of invalidity, provided such claim has been accepted by a competent court (arbitration tribunal); or

(z) with respect to restrictions imposed by section 12.2.33 of the Charter: approval (reinstatement) of the relevant internal policy of the Company or its Controlled persons as in effect before its amendment , if such amendment served as a trigger for the Special Corporate Situation;

(provided that as of the date of such notification none of the relevant actions specified the above have been made); and

(ii)

within sixty (60) days from receipt by Participant 1 and the Company of the notification referred to in section 7(b)(i) above from Participant 2, none of the relevant actions specified in item 7(b)(i) above has been made; and

(iii)

Participant 2 has taken a decision on the occurrence of a Special Corporate Situation in accordance with the procedure, set forth by the charter of Participant 2 and has notified Participant 1 and the Company thereof, provided such notice is accompanied by a notarized copy of such decision of Participant 2.

No.	Description

	(c)	A Special Corporate Situation with the trigger in this section 7 shall be deemed eliminated:

(i) on the date, when the relevant action necessary for elimination of the Special Corporate Situation has been made as specified in item 7(b)(i) above, or

(ii)

if the Interim General Director, acting within its authority, has failed to make actions necessary to eliminate the Special Corporate Situation in accordance with items 7(b)(i)(x)-7(b)(i)(z) during sixty (60) calendar days from the appointment of such Interim General Director — on the date of the expiry of such 60-day term; or

(iii) on the date when Participant 1 and Participant 2 agreed that this Special Corporate Situation is eliminated.

Part 2. Special Situation

8.	Special Situation is deemed to have occurred if all of the below conditions have been met:

(a)

Participant 2 has adopted a decision on the occurrence of the Special Situation in accordance with constituent documents of Participant 2, and has specified in such decision which violation resulted in the occurrence of the Special Situation and a time period for such Special Situation to be rectified, which in no case may be less than seven (7) calendar days; and

	(b)	A Special Situation relates to matters of the national security of the Russian Federation; and

	(c)	Participant 2 has notified Participant 1 and the Company thereof, provided such notice is accompanied by a notarized copy of such decision of Participant 2; and

(d)

upon the expiry of the period to cure the Special Situation, set forth by the decision of Participant 1 referred to in section 8(a) above, the Special Situation is not cured and Participant 2 has adopted a decision in accordance with constituent documents of Participant 2, on the existence of the Special Situation upon the expiry of such term.

In the event Participant 2 has notified Participant 1 and the Company about the existence of the Special Situation as set out in section 8(a), the Foundation shall not be entitled to adopt another decision on the occurrence of the Special Situation in connection with the same violation.